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06014988

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sky Perfect Communications Inc.

*CURRENT ADDRESS

**FORMER NAME



PROCESSED JUL 11 2006 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2713 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/11/06

(Summary English Translation)

SKY PerfecTV!

Annual Report Release for the Fiscal Year Ended March 2006 (Consolidated Basis)

May 12, 2006

Company Name: SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)
Representative:
Hajime Shigemura
President and Representative Director
Attn.: Katsunori Suzuki
General Manager of
Finance & Accounting Dept.
Board Meeting Date: May 12, 2006
Adoption of U.S. GAAP: Not applicable

Stock Exchange: Tokyo Stock Exchange 1st Section
Head Office: Tokyo
Tel.: (03) 5468-7800

1. Consolidated Business Results (April 1, 2005 through March 31, 2006)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Ordinary Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2006	82,329	11.2	-261	-	106	-97.1
Year ended March 31, 2005	74,016	2.1	2,826	-31.9	3,681	-24.1

	Net Income		Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2006	357	-90.4	162.56	162.54	0.4	0.1	0.1
Year ended March 31, 2005	3,709	-15.4	1,630.78	1,629.52	4.0	3.0	5.0

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2006: -265 million yen
   Year ended March 31, 2005: -75 million yen
2. *Average number of outstanding shares during each fiscal year (consolidated basis):*
   Year ended March 31, 2006: 2,153,886 shares
   Year ended March 31, 2005: 2,265,614 shares
3. *Changes in accounting treatment: Not applicable*

4. *Percentages appearing under operating revenue, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Consolidated Financial Condition

(Note) The figures are rounded down to the nearest one million yen.

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Year ended March 31, 2006	133,171	93,999	70.6	43,661.41
Year ended March 31, 2005	121,132	89,408	73.8	41,332.86

(Note) Number of outstanding shares as of the end of each fiscal year (consolidated basis):
Year ended March 31, 2006: 2,152,924 shares
Year ended March 31, 2005: 2,163,137 shares

(3) Consolidated Cash Flow

(Note) The figures are rounded down to the nearest one million yen.

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2006	3,582	4,981	-492	40,310
Year ended March 31, 2005	4,302	-7,087	-10,916	32,239

(4) Object of Consolidation and Application of Equity Method
Number of consolidated subsidiaries: 12
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method
Consolidated (new): 3 Equity method (new): 1
(excluded): 0 (excluded): 0

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Six months ending September 30, 2006	43,000	-1,100	-800
Year ending March 31, 2007	90,000	1,000	1,500

(Reference) Estimated net income per share (annual): 696.73 yen

(Note) *The forecast stated above has been prepared based on information available as of the date of this release. Actual results may vary from the forecasted figures due to various reasons.*

(Summary English Translation)

Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2006

May 12, 2006

SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)
Representative:
Hajime Shigemura
President and Representative Director
Attn.: Katsunori Suzuki
General Manager of
Finance & Accounting Dept.
Board Meeting Date: May 12, 2006
Expected Date of Commencement of Dividend Payment: June 28, 2006
Adoption of unit share system: Not applicable

Stock Exchange: Tokyo Stock Exchange 1st Section
Head Office: Tokyo
Tel.: (03) 5468-7800
Existence of interim dividend system: Applicable
Ordinary General Meeting of Shareholders Date: June 27, 2006

1. Business Results (April 1, 2005 through March 31, 2006)

(1) Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues		Operating Income		Ordinary Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2006	74,377	3.5	2,616	-30.3	3,261	-30.3
Year ended March 31, 2005	71,881	2.6	3,751	-11.8	4,677	-7.8

	Net Income		Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2006	3,480	-23.2	1,612.55	1,612.36	3.7	2.7	4.4
Year ended March 31, 2005	4,532	0.8	1,994.04	1,992.50	4.8	4.0	6.5

(Notes)

1. *Average number of outstanding shares during each fiscal year:*
   Year ended March 31, 2006: 2,153,886 shares
   Year ended March 31, 2005: 2,265,614 shares
2. *Changes in accounting treatment: Not applicable*

3. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
	(yen)	(yen)	(yen)	(millions of yen)	(%)	(%)
Year ended March 31, 2006	750	0	750	1,614	46.5	1.6
Year ended March 31, 2005	750	0	750	1,622	37.6	1.8

(Note) Breakdown of dividends for the year ended March 31, 2006:

(3) Financial Condition

(Note) The figures are rounded down to the nearest one million yen.

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Year ended March 31, 2006	123,894	99,109	80.0	46,034.66
Year ended March 31, 2005	113,573	91,393	80.5	42,250.23

(Notes)

1. *Number of outstanding shares as of the end of each fiscal year:*
   Year ended March 31, 2006: 2,152,924 shares
   Year ended March 31, 2005: 2,163,137 shares
2. *Number of own shares as of the end of each fiscal year:*
   Year ended March 31, 2006: 117,441 shares
   Year ended March 31, 2005: 105,372 shares

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share		
				Interim	Annual	
	(millions of yen)	(millions of yen)	(millions of yen)	(yen)	(yen)	(yen)
Six months ending September 30, 2006	38,000	1,700	1,700	0	–	–
Year ending March 31, 2007	77,000	6,000	6,000	–	750	

(Reference) Estimated net income per share (annual): 2,786.91 yen

(Note) *The forecast stated above has been prepared based on information available as of the date of this release. Actual results may vary from the forecasted figures due to various reasons.*

FILE No. 82—5113

SKY Perfect Communications Inc.

News Release

May 12, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for Fiscal Year 2005 (Supplemental Information)

1. Number of Subscribers

(Thousands)

	FY2004	FY2005	Difference	4Q FY2004 *2	4Q FY2005
Net Addition (Total Subs.)	177	283	106	56	31
SKY PerfecTV!	97	117	20	29	-4
SKY PerfecTV! 110	79	118	39	28	30
SKY PerfecTV! HIKARI *1	1	8	7	—	5
Other Wired Services	—	40	40	—	0
Total Subs. at Period-End	3,823	4,106	283	3,823	4,106
SKY PerfecTV!	3,620	3,737	117	3,621	3,737
SKY PerfecTV! 110	203	321	118	203	321
SKY PerfecTV! HIKARI *1	1	9	8	—	9
Other Wired Services	—	40	40	—	40
New Individual Subs.	432	520	88	118	113
SKY PerfecTV!	372	381	9	100	77
SKY PerfecTV! 110	59	91	32	18	30
SKY PerfecTV! HIKARI *1	1	8	7	—	5
Other Wired Services	-	40	40	—	2
Number of Churn (Individual Subs	304	295	-9	72	79
SKY PerfecTV!	291	275	-15	69	73
SKY PerfecTV! 110	13	18	4	3	4
SKY PerfecTV! HIKARI *1	0	0	0	—	0
Other Wired Services	—	1	1	—	1
Net Addition (Individual Subs.)	128	226	98	46	34
SKY PerfecTV!	82	106	24	31	3
SKY PerfecTV! 110	46	73	27	15	26
SKY PerfecTV! HIKARI *1	1	8	7	—	5
Other Wired Services	—	39	39	—	0
Individual Subs. at Period-End	3,310	3,536	226	3,310	3,536
SKY PerfecTV!	3,149	3,255	106	3,149	3,255
SKY PerfecTV! 110	161	234	73	161	234
SKY PerfecTV! HIKARI *1	1	9	8	—	9
Other Wired Services	—	39	39	—	39
Churn Rate (Individual Subs.)	9.4%	8.6%	-0.8%	8.8%	9.0%
SKY PerfecTV!	9.4%	8.6%	-0.7%	8.8%	9.0%
SKY PerfecTV! 110	9.7%	9.0%	-0.7%	8.8%	7.6%
SKY PerfecTV! HIKARI *1	5.9%	5.4%	-0.5%	—	8.0%
Other Wired Services	—	—	—	—	14.8%

*1 In March 2006, SKY Perfect Communications Inc. has announced that it would change the name of its broadcasting service via FTTH as of April 1st 2006, from HIKARI PerfecTV! to SKY PerfecTV! HIKARI. (The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano remain under the name of HIKARI PerfecTV!)

*2 Number of SKY PerfecTV! HIKRI Subscribers for the 4Q of FY2005 is not available for the purpose of disclosure and is included in the number of SKY PerfecTV! subscribers for the same period.

- Thanks to the free antenna installation campaign run for our main service SKY PerfecTV!, the launch of the set-top box rental service, the popularization of digital TVs with built-in three-wavelength tuner for SKY Perfect!110, and an increase of 39 thousands subscribers as a result of the full digitalization of Cable television Adachi Corp. in December 2005, the number of new individual subscribers was 520 thousands, which is up 88 thousands on figures for fiscal year 2004.

- In terms of the individual subscriber churn rate, initiatives designed to boost the strength of our services, such as the renewal of the monthly program information magazine for subscribers, and the launch of SKY PerfecTV! Valuable Pack and SKY PerfecTV! Select 15 in December 2005, have paid off, with the churn rate for individual subscribers improving 0.8 points on the figure for the last year to finish at 8.6% for the fiscal year 2005.

- As a result, the number of individual subscribers at the end of the fiscal year was up 226 thousands from the same time last year to 3,536 thousands subscribers.

2. Business Results

Financial Summary (From April 1, 2005 to March 31, 2006)

(Millions of Yen)

Consolidated Results	FY2004	FY2005	Difference	% Difference	4Q FY2004	4Q FY2005
Revenues	74,016	82,329	8,313	11.2%	18,427	20,744
Operating Income	2,826	-261	-3,088	—	-161	1,139
Ordinary Income	3,681	106	-3,574	-97.1%	46	1,181
Net Income	3,709	357	-3,351	-90.4%	34	1,114
Total Assets	121,132	133,171	12,038	9.9%	121,132	133,171
Shareholders' Equity	89,408	93,999	4,591	5.1%	89,408	93,999
Net Cash from Operating Activities	4,302	3,582	-719	-16.7%	2,727	4,133
Net Cash from Investing Activities	-7,087	4,981	12,069	—	-6,038	-422
Net Cash from Financing Activities	-10,916	-492	10,423	-95.5%	-9,448	1,999
Cash and Cash Equivalents at Period-End	32,239	40,310	8,071	25.0%	32,239	40,310

Non-Consolidated Results	FY2004	FY2005	Difference	% Difference	4Q FY2004	4Q FY2005
Revenues	71,881	74,377	2,496	3.5%	17,828	18,694
Operating Income	3,751	2,616	-1,135	-30.3%	175	2,209
Ordinary Income	4,677	3,261	-1,416	-30.3%	362	2,309
Net Income	4,532	3,480	-1,051	-23.2%	349	2,159
Total Assets	113,573	123,894	10,320	9.1%	113,573	123,894
Shareholders' Equity	91,393	99,109	7,716	8.4%	91,393	99,109
Dividend per Share for the FY	750 yen	750 yen	—	—	—	—

- Thanks to the increase in the number of subscribers compared to last year and the increase in the number of consolidated subsidiaries, revenues for this fiscal year were up 11.2% on last year's figures on a consolidated basis, and up 3.5% on a non-consolidated basis.

- In terms of profit and loss, as a result of an increase in marketing costs through aggressive marketing strategies, and the increase in costs associated with expanding the area of services offered by the Company's subsidiary OptiCast Inc., consolidated ordinary income was down 97.1% on the previous year to 106 million yen, with consolidated net income also down 90.4% to 357 million yen.

- Regarding annual dividends, the Company's basic policy on the distribution of profits is realizing stable dividends through the establishment of a stable management base. While consolidated results for fiscal year 2005 are down on the previous year as outlined above, this is also the result of progress being made in measures implemented under the Mid-Term Vision released by the Company on January 26, 2005. In light of this fact, and based on the Company's profit levels on a non-consolidated basis, the company has decided to provide an ordinary dividend of 750 yen per share, the same as last year, in line with our policy of providing stable dividends. This proposed dividend is due to be put forward for approval at the 12th Ordinary General Meeting of Stockholders to be held in June.

- With regards to consolidated cash flows, the fall in consolidated net income this year resulted in net cash provided operating activities coming in at 3,582 million yen, while net cash provided by investing activities was 4,981 million yen, with no expenditure on securities deposits like there was the previous year. Net cash used in financing activities were 492 million yen, reduced from the last year as a result of the reduction in the acquisition of treasury stock. As a result, cash and cash equivalents at the end of fiscal year 2005 came to 40,310 million yen, and 40,320 million yen if deposits of three months and over are also included.

3. Forecast for the Fiscal Year 2006 (from April 1, 2006 to March 31, 2007)

(Millions of Yen)

		Results of Fiscal 2005	Forecast for Fiscal 2006	Difference	% Difference
New Individual Subs. (Thousands)		520	530	10	1.9%
Net Addition in Individual Subs. (Thousands)		226	206	-20	-8.8%
Individual Subs. at FY-End (Thousands)		3,536	3,742	206	5.8%
Total Subs. at FY-End (Thousands)		4,106	4,312	206	5.0%
Churn Rate for Individual Subs. (%)		8.6%	8.9%	0.3%	3.5%
Consolidated Results					
Revenues	Semiannual	41,023	43,000	1,977	4.8%
	Annual	82,329	90,000	7,671	9.3%
Ordinary Income (Loss)	Semiannual	-108	-1,100	-992	—
	Annual	106	1,000	894	843.4%
Net Income (Loss)	Semiannual	-323	-800	-477	—
	Annual	357	1,500	1,143	320.2%
Non-Consolidated Results					
Revenues	Semiannual	37,133	38,000	867	2.3%
	Annual	74,377	77,000	2,623	3.5%
Ordinary Income	Semiannual	1,026	1,700	674	65.7%
	Annual	3,261	6,000	2,739	84.0%
Net Income	Semiannual	916	1,700	784	85.6%
	Annual	3,480	6,000	2,520	72.4%
Dividend per Share for the FY		750 yen	750 yen	—	—

- With the enhancement of SKY PerfecTV! content including the broadcasting of 2006 FIFA World Cup Germany™ games, progress in the rental set-top box service, increased shipments of built-in SKY PerfecTV! 110 tuner in digital TV sets, the enhancement and expansion of content through high-definition broadcasting and our own contents, and the full-scale deployment of OptiCast Inc.'s SKY PerfecTV! HIKARI service to detatched houses, the number of new individual subscribers is forecast to come in at 530 thousands, which represents an increase of 10 thousands over figures for the year ending March 2006.

- In terms of the churn rate for individual subscribers, based on the result for the fiscal year 2005 (8.6%) and considering the effect that the increased proportion of SKY PerfecTV! 110 subscribers using three-wavelength tuners will have, we expect that the churn rate for individual subscribers will be 8.9% for the fiscal year 2006. Accordingly, we expect that the number of individual subscribers at period-end will be 3,742 thousands.

- With respect to revenues, given the expected increase in non-consolidated revenues associated with the forecast subscriber numbers mentioned above, we now expect full-year consolidated revenues to come in at 90,000 million yen, which represents a very significant increase over the current results for fiscal year 2005.

- As for profit and loss, in spite of increases in outlays to acquire new subscribers through stepped up efforts to acquire new subscribers as outlined above, the increase in relay line costs associated with the expansion of OptiCast Inc.'s SKY PerfecTV! HIKARI service area, and increased sales promotion expenses, we expect consolidated ordinary income and net profit to exceed the previous year's results and come in at 1,000 million yen and 1,500 million yen respectively, as we anticipate that marketing costs will be used more effectively this year than in fiscal year 2005.

- Regarding annual dividends, as the Company is still in the midst of implementing the Mid-Term Vision, we expect a dividend of 750 yen per share, the same as for fiscal 2005, in line with the company's policy on providing stable dividends.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939